02 MAY 20 AM 10:

Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone (00) 31 302162615

Fax (00)31 302161928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02034240

Our reference BB/jcd
Date 1 mei 2002

SUPPL

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed annual report 2001 and press releases from the period April 2002 and the Pricing Supplements of April 2002 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

dlw 5/20

02 MAY 20 ...

Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc**

**Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**SERIES NO.: 356A
TRANCHE NO.:1**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) (the "Issuer")**

USD 12,200,000 Callable Fixed Rate Accrual Notes due 9 April 2009

Issue Price: 100.00 per cent.

Schroder Salomon Smith Barney

Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

The date of this Pricing Supplement is 9 April 2002

Information Concerning Investment Risk

This is not a public offer of Notes. Other than with respect to the listing of the Notes on the Luxembourg Stock Exchange, no documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 9 October 2002 the Notes bear Interest dependant on a daily quotation of 6 month USD LIBOR on Telerate page 3750, during the relevant Interest Period, as more fully specified below. Therefore the quotation on each day may effect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of 6 month USD LIBOR at 11:00 a.m. London time on the last business day of each month from 31 January 1990 to 28 March 2002. This table is purely for reference purposes, the historical movement of 6 month USD LIBOR under various economic circumstances is not necessarily indicative of the future performance of 6 month USD LIBOR or what the value of the Notes may be in the future. Any historical trend in the value of 6 month USD LIBOR set forth in the Annex is no indication that 6 month USD LIBOR or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September, 2001 and the Supplemental Offering Circular dated 1 January, 2002 (together the **"Offering Circular"**) issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2000.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2.	(i) Series Number:	356A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollar ("USD").
4.	Aggregate Nominal Amount	
	(i) Series:	USD 12,200,000.
	(ii) Tranche:	USD 12,200,000.
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations:	USD 50,000.
7.	Issue Date:	9 April 2002.
8.	Maturity Date:	9 April 2009.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No.
10.	Interest Basis:	Fixed Rate (further details specified below).
11.	Redemption/Payment Basis:	Redemption at par.
12.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable.
13.	Put/Call Options:	Issuer Call Option (further details specified below).
14.	Status of the Notes:	Senior.
15.	Listing:	Luxembourg Stock Exchange.
16.	Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**:	Applicable

(i) Rate of Interest:

For the period from and including 9 April 2002 to but excluding the Maturity Date the amount of interest payable will be determined by the following:

7.25 per cent. multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period.

"Accrual Days" means the number of days in each Observation Period on which 6-month USD-LIBOR-BBA, as observed by reference to Telerate page 3750 as of 11:00 a.m. London time (the **"Reference Level"**), is greater than 0.00 per cent. but less than or equal to the 7.25 per cent.

If the Telerate page 3750 is cancelled or unavailable, the fall back provisions described under the Definition of 6-month USD-LIBOR-BBA of the ISDA Definitions shall apply.

For any non-London Business Days falling during the **Observation Period** the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding Business Day.

The Reference Level on the fifth Business Day prior to the relevant Interest Payment Date shall be deemed to be the Reference Level for all subsequent days from and including the fifth Business Day to but excluding that Interest Payment Date.

"Observation Period" means the period from, and including, the first day in each relevant Interest Period to, but excluding, the immediately following Interest Payment Date.

(ii) Interest Payment Date(s):

Interest is payable semi-annually in arrear on 9 April and 9 October in each year commencing on 9 October 2002 and ending

		on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and New York.
	(iii) Fixed Coupon Amounts:	To be determined no later than 2 London Business Days prior to each Interest Payment Date.
	(iv) Broken Amount:	Not Applicable.
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual.
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable.
18.	**Floating Rate Note Provisions**:	Not Applicable.
19.	**Zero Coupon Note Provisions**:	Not Applicable.
20.	**Index Linked Interest Note Provisions**:	Not Applicable.
21.	**Dual Currency Note Provisions**:	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable.
	(i) Optional Redemption Date(s):	Each Interest Payment Date from and including 9 October 2002, subject to adjustment in accordance with the Modified Following Business Day Convention.
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount.
	(iii) If redeemable in part:	
	(a) Minimum nominal	Not Applicable.

	amount to be redeemed:	
	(b) Maximum nominal amount to be redeemed:	Not Applicable.
	(iv) Option Exercise Date(s):	Not Applicable.
	(v) Description of any other Issuer's option:	Not Applicable.
	(vi) Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than 5 London and New York Business Days prior to the relevant Optional Redemption Date.
23.	**Put Option**	Not applicable.
24.	**Final Redemption Amount**	100 per cent. of the Aggregate Nominal Amount.
25.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes.
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules.
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:	London.
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, consequences(if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable.
30.	Details relating to Instalment Notes:	Not Applicable.
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32.	Consolidation provisions:	Not Applicable.
33.	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled

			accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i)	If syndicated, names of Managers:	Not Applicable.
	(ii)	Stabilising Manager (if any):	Not Applicable.
	(iii)	Dealer's Commission:	Not Applicable.
35.		If non-syndicated, name of relevant Dealer:	Salomon Brothers International Limited.
36.		Additional selling restrictions:	Not Applicable.

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0145702501
38.	Common Code:	014570250
39.	Any clearing system(s) other than Euroclear and Clearstream Banking, société anonyme and the relevant identification number(s):	Not applicable.
40.	Delivery:	Delivery against payment.
41.	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG London. Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not applicable.
43.	The aggregate principal amount of	Euro 13,820,977

	Notes issued has been translated into Euro at the rate of 1.132867 producing a sum of (for Notes not denominated in Euro):	
44.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not applicable.
45.	Date of Pricing Supplement:	9 April 2002.
46.	Date of Base Offering Circular:	27 September 2001, as supplemented on 1 January 2002

Signed on behalf of the Issuer:

By:...................................

Duly Authorised

ANNEX

Date	LIBOR	Date	LIBOR	Date	LIBOR	Date	LIBOR
31/01/90	8.43750	30/04/93	3.3125	31/07/96	5.88280	29/10/99	6.12000
28/02/90	8.43750	31/05/93	3.5000	30/08/96	5.77340	30/11/99	6.06380
30/03/90	8.68750	30/06/93	3.5000	30/09/96	5.73440	31/12/99	6.13130
30/04/90	8.87500	30/07/93	3.5000	31/10/96	5.56640	31/01/00	6.28880
31/05/90	8.50000	31/08/93	3.4375	29/11/96	5.54300	29/02/00	6.33130
29/06/90	8.37500	30/09/93	3.3750	31/12/96	5.60160	31/03/00	6.52630
31/07/90	7.93750	29/10/93	3.4375	31/01/97	5.68750	28/04/00	6.73130
31/08/90	8.12500	30/11/93	3.5000	28/02/97	5.68750	31/05/00	7.10500
28/09/90	8.31250	31/12/93	3.5000	31/03/97	5.93750	30/06/00	7.00000
31/10/90	8.06250	31/01/94	3.3750	30/04/97	6.00000	31/07/00	6.89380
30/11/90	8.25000	28/02/94	4.0000	30/05/97	6.00000	31/08/00	6.83000
31/12/90	7.63000	31/03/94	4.2500	30/06/97	5.90630	29/09/00	6.76000
31/01/91	7.13000	29/04/94	4.6875	31/07/97	5.80080	31/10/00	6.72000
28/02/91	6.88000	31/05/94	5.0000	29/08/97	5.84380	30/11/00	6.64000
29/03/91	6.56250	30/06/94	5.2500	30/09/97	5.84380	29/12/00	6.20380
30/04/91	6.19000	29/07/94	5.3125	31/10/97	5.78520	31/01/01	5.26250
31/05/91	6.19000	31/08/94	5.3125	28/11/97	5.91410	28/02/01	4.90750
28/06/91	6.43750	30/09/94	5.7500	31/12/97	5.84380	30/03/01	4.71000
31/07/91	6.25000	31/10/94	5.9375	30/01/98	5.62500	30/04/01	4.30250
30/08/91	5.81250	30/11/94	6.5625	27/02/98	5.69530	31/05/01	3.98000
30/09/91	5.56250	30/12/94	7.0000	31/03/98	5.75000	29/06/01	3.90880
31/10/91	5.31250	31/01/95	6.6875	30/04/98	5.81250	31/07/01	3.68880
29/11/91	4.87500	28/02/95	6.4375	29/05/98	5.75000	31/08/01	3.45250
31/12/91	4.25000	31/03/95	6.5000	30/06/98	5.78130	28/09/01	2.52250
31/01/92	4.31250	28/04/95	6.3750	31/07/98	5.75000	31/10/01	2.14625
28/02/92	4.37500	31/05/95	6.0000	31/08/98	5.59380	30/11/01	2.03000
31/03/92	4.50000	30/06/95	5.9961	30/09/98	5.24610	30/12/01	1.98125
30/04/92	4.25000	31/07/95	5.8750	30/10/98	4.97840	31/01/02	2.03375
29/05/92	4.18750	31/08/95	5.9063	30/11/98	5.14770	28/02/02	2.03000
30/06/92	4.00000	29/09/95	5.9453	31/12/98	5.06560	28/03/02	2.33000
31/07/92	3.62500	31/10/95	5.8750	29/01/99	4.97090		
31/08/92	3.56250	30/11/95	5.68750	26/02/99	5.12690		
30/09/92	3.18750	29/12/95	5.50780	31/03/99	5.06000		
30/10/92	3.56250	31/01/96	5.26560	30/04/99	5.04250		
30/11/92	4.00000	29/02/96	5.29690	31/05/99	5.24500		
31/12/92	3.6250	29/03/96	5.50000	30/06/99	5.65000		
29/01/93	3.4375	30/04/96	5.56250	30/07/99	5.70500		
26/02/93	3.3125	31/05/96	5.63280	31/08/99	5.91880		
31/03/93	3.3750	28/06/96	5.78910	30/09/99	5.96130		

Source: Bloomberg

The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 6 month USD LIBOR rate or any successor rate.

The value of your investment may fluctuate. Results achieved in the past are no guarantee of future results.

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEEN BANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(AUSTRALIAN BUSINESS NUMBER 70 003 917 655)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEEN BANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(SINGAPORE COMPANY REGISTRATION NUMBER FO3634W)
RABO AUSTRALIA LIMITED
RABOBANK IRELAND PLC

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by
Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

PRICING SUPPLEMENT

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 169A

TRANCHE NO: 2

U.S.$200,000,000 5.75 per cent. Notes 2002 due 2006
Issue Price: 102.90 per cent.
(plus interest accrued from and including 25 May 2001 to but excluding 3 May 2002 (338 days))

The Notes will upon being represented by a Permanent Global Note be consolidated and will form a single series with an issue of U.S.$1,000,000,000 5.75 per cent. Notes 2001 due 2006, issued on 25 May 2001, details of which are contained in a Pricing Supplement dated 23 May 2001

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL)
MERRILL LYNCH INTERNATIONAL

The date of this Pricing Supplement is 26 April 2002

LINKLATERS
& ALLIANCE

LINKLATERS

Ref: SFO/EF

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002 (the "**Supplemental Offering Circular**") and together referred to as the "**Offering Circular**", issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), except in relation to the terms and conditions of the Notes. The Conditions of the Notes are as set out in the Offering Circular dated 10 October 2000 (the "**2000 Offering Circular**") as supplemented and/or amended by the provisions set out in this Pricing Supplement. Terms defined in the Offering Circular or, in relation to the Conditions, the 2000 Offering Circular, have the same meaning in this Pricing Supplement. The Notes will be issued on the terms and conditions of this Pricing Supplement read together with the 2000 Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular and, in relation to the Conditions, the 2000 Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular, the terms and conditions set out in the 2000 Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ("**Reglement Procedure Beursnotering**") of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

The council of the European Union has published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an

individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final, and may be subject to further amendment.

Signed:

Authorised Signatory of Issuer

In connection with this issue, Merrill Lynch International may over-allot or effect transactions which stabilise or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time.

Any such transaction will be carried out in accordance with applicable laws and regulations.

The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	169 A
	(ii)	Tranche Number:	2
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)		On or after a date which is expected to be 12 June 2002 upon certification to non-U.S. beneficial ownership the Notes will be exchangeable for a Permanent Global Note. Upon being represented by a Permanent Global Note, the Notes will be consolidated and will form a single series with an issue of U.S.$1,000,000,000 5.75 per cent. Notes 2001 due 2006, issued on 25 May 2001, details of which are contained in a Pricing Supplement dated 23 May 2001 (the "**Original Notes**")
3	Specified Currency or Currencies:		United States dollars ("**U.S.$**")
4	Aggregate Nominal Amount:		U.S.$200,000,000
	(i)	Series:	U.S.$1,200,000,000
	(ii)	Tranche:	U.S.$200,000,000
5	(i)	Issue Price:	102.90 per cent. of the Aggregate Nominal Amount plus accrued interest from and including 25 May 2001 to but excluding 3 May 2002 (338 days).
	(ii)	Net proceeds:	U.S.$216,147,222

6	Specified Denominations:	U.S.$1,000, U.S.$10,000, U.S.$100,000
7	(i) Issue Date:	3 May 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	25 May 2006
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	5.75 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Not Applicable
15	Listing:	Official Segment of the Stock Market of Euronext Amsterdam N.V.
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.75 per cent. per annum payable annually in arrear
	(ii) Interest Payment Dates:	25 May in each year commencing on 25 May 2002
	(iii) Fixed Coupon Amount [(s)]:	U.S.$57.5 on each denomination of U.S.$1,000, U.S.$575 on each denomination of U.S.$10,000; U.S.$5,750 on each denomination of U.S.$100,000
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 ISMA-basis
	(vi) Determination Date(s):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable

20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	Nominal Amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 12 June 2002 upon certification as to non-U.S. beneficial ownership. Upon exchange the Notes will be consolidated and form a single series with the Original Notes and the ISIN and the Common Code will be the same as those set out in paragraphs 37(i) and 38(i). Until such time a temporary ISIN and Common Code will be allocated to the Notes as set out in paragraphs 37(ii) and 38(ii).

			The Permanent Global Note will be exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
	(ii)	Applicable TEFRA exemption:	D Rules
27		Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28		Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29		Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30		Details relating to Instalment Notes:	Not Applicable
31		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32		Consolidation provisions:	Not Applicable
33		Other terms or special conditions:	The gross up language as stated in Condition 9 of the Offering Circular of 10 October 2000 will not apply in respect of any Note or Coupon: (i) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive, or (ii) presented for payment by or on behalf of a Holder of the Note or Coupon who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a Member State of the EU.

DISTRIBUTION

34	(i) If syndicated, names of Managers:		Coöperative Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank International) Merrill Lynch International
	(ii) Stabilising Manager (if any):		Merrill Lynch International
	(iii) Dealer's Commission:		Combined management and underwriting commission and selling concession of 0.225 per cent. of the principal amount of the Notes
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

37	(i) ISIN Code:	XS0129806989
	(ii) Temporary ISIN Code:	XS0147070188
38	(i) Common Code:	12980698
	(ii) Temporary Common:	14707018
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Payment Agent and Deutsche Bank Luxembourg S.A., UBS AG and Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank Nederland as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.124137, producing a sum of (for Notes not denominated in Euro):	Euro 224,827,400

44	Brief summary in French of the main characteristic of any Notes which are to be listed on the Paris Stock Exchange to be inserted:	Not Applicable
45	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	
	(i) Effective yield at Issue Price:	4.942 per cent
	(ii) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(iii) Numbering and letters:	Not Applicable
	(iv) Whether CF-Form Notes will be issued:	No
	(v) Numbering and letters of CF-Form Notes:	Not Applicable
	(vi) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately U.S.$216,147,222
	(vii) Amsterdam Listing and Paying Agent:	Rabobank Nederland
	(viii) Notices:	In addition to Condition 15, notices will be published in the Officiële Prijscourant ("Official Price List") of Euronext Amsterdam N.V. and a daily newspaper of general circulation in The Netherlands
46	Date of Pricing Supplement:	26 April 2002
47	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular, except in relation to the Terms and Conditions of the Notes, which are as set out in the 2000 Offering Circular as supplemented and/or amended by the provisions set out in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ____________________
Duly authorised

02 ... 20 ... 10 ...

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO.: 361A
TRANCHE NO.:1

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) (the "Issuer")

USD 31,100,000 Callable Fixed Rate Accrual Notes due 2 May 2007

Issue Price: 100.00 per cent.

Schroder Salomon Smith Barney

Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

The date of this Pricing Supplement is 29 April 2002

cert\1205-dpa.doc

Information Concerning Investment Risk

This is not a public offer of Notes. Other than with respect to the listing of the Notes on the Luxembourg Stock Exchange, no documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 2 November 2002 the Notes bear Interest dependant on a daily quotation of 6 month USD LIBOR on Telerate page 3750, during the relevant Interest Period, as more fully specified below. Therefore the quotation on each day may effect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of 6 month USD LIBOR at 11:00 a.m. London time on the last business day of each month from 31 January 1990 to 28 March 2002. This table is purely for reference purposes, the historical movement of 6 month USD LIBOR under various economic circumstances is not necessarily indicative of the future performance of 6 month USD LIBOR or what the value of the Notes may be in the future. Any historical trend in the value of 6 month USD LIBOR set forth in the Annex is no indication that 6 month USD LIBOR or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September, 2001, and the Supplemental Offering Circular dated 1 January, 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2.	(i) Series Number:	361A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollar ("USD").
4.	Aggregate Nominal Amount	
	(i) Series:	USD 31,100,000.
	(ii) Tranche:	USD 31,100,000.
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations:	USD 50,000.
7.	Issue Date:	2 May 2002.
8.	Maturity Date:	2 May 2007.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No.
10.	Interest Basis:	Fixed Rate (further details specified below).
11.	Redemption/Payment Basis:	Redemption at par.
12.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable.
13.	Put/Call Options:	Issuer Call Option (further details specified below).
14.	Status of the Notes:	Senior.
15.	Listing:	Luxembourg Stock Exchange
16.	Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**:	Applicable

(i) Rate of Interest:

The amount of interest payable will be determined by the following:

8.00 per cent. multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period.

"Accrual Days" means the number of days in each Observation Period on which 6-month USD-LIBOR-BBA, as observed by reference to Telerate page 3750 as of 11:00 a.m. London time (the **"Reference Level"**), is greater than 0.00 per cent. but less than or equal to the **Maximum Reference Level**.

If the Telerate page 3750 is cancelled or unavailable, the fall back provisions described under the Definition of 6-month USD-LIBOR-BBA of the ISDA Definitions shall apply.

For any non-London Business Days falling during the **Observation Period** the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding Business Day. The Reference Level for the last five calendar days immediately preceding any Interest Payment Date will be deemed to be equal to the Reference Level on the fifth calendar day prior to that Interest Payment Date, or the London Business Day immediately preceding the fifth calendar day prior to that Interest Payment Date should the fifth calendar day be a non-London Business Day.

Maximum Reference Level" means:

5.00 per cent. for the period from and including 2 May 2002 to but excluding 2 May 2003.

6.00 per cent. for the period from and including 2 May 2003 to but excluding 2

May 2004.

7.00 per cent. for the period from and including 2 May 2004 to but excluding 2 May 2005.

8.00 per cent. for the period from and including 2 May 2005 to but excluding 2 May 2006.

9.00 per cent. for the period from and including 2 May 2006 to but excluding 2 May 2007.

"Observation Period" means the period from, and including, the first day in each relevant Interest Period to, but excluding, the immediately following Interest Payment Date.

	(ii) Interest Payment Date(s):	Interest is payable semi-annually in arrear on 2 May and 2 November in each year commencing on 2 November 2002 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and New York.
	(iii) Fixed Coupon Amounts:	To be determined no later than 2 London Business Days prior to each Interest Payment Date.
	(iv) Broken Amount:	Not applicable.
	(v) Day Count Fraction (Condition 1(a)):	Not applicable
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable
18.	**Floating Rate Note Provisions**:	Not applicable.
19.	**Zero Coupon Note Provisions**:	Not Applicable.
20.	**Index Linked Interest Note**	

	Provisions:	Not Applicable.
21.	**Dual Currency Note Provisions**:	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**		Applicable.
	(i)	Optional Redemption Date(s):	Each Interest Payment Date from and including 2 November 2002, subject to adjustment in accordance with the Modified Following Business Day Convention.
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount.
	(iii)	If redeemable in part:	
		(a) Minimum nominal amount to be redeemed:	Not Applicable.
		(b) Maximum nominal amount to be redeemed:	Not Applicable.
	(iv)	Option Exercise Date(s):	Not Applicable.
	(v)	Description of any other Issuer's option:	Not Applicable.
	(vi)	Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than 5 London and New York Business Days prior to the relevant Optional Redemption Date.
23.	**Put Option**		Not applicable.
24.	**Final Redemption Amount**		100 per cent. of the Aggregate Nominal Amount.

25.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules.
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:	London.
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.

29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, consequences(if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable.
30.	Details relating to Instalment Notes:	Not Applicable.
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32.	Consolidation provisions:	Not Applicable.
33.	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i)	If syndicated, names of Managers:	Not Applicable.
	(ii)	Stabilising Manager (if any):	Not Applicable.
	(iii)	Dealer's Commission:	Not Applicable.
35.		If non-syndicated, name of relevant Dealer:	Salomon Brothers International Limited.
36.		Additional selling restrictions:	Not Applicable.

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0146035901
38.	Common Code:	014603590
39.	Any clearing system(s) other than Euroclear and Clearstream Banking, société anonyme and the relevant identification number(s):	Not applicable.
40.	Delivery:	Delivery against payment.
41.	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG London. Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not applicable.
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.147887 producing a sum of (for Notes not denominated in Euro):	Euro 28,697,175
44.	In the case of Notes listed on the Official Segement of the Stock Market of Euronext Amsterdam N.V.:	Not applicable.
45.	Date of Pricing Supplement:	2 May 2002.
46.	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:..............................
Duly Authorised

ANNEX

Date	LIBOR	Date	LIBOR	Date	LIBOR	Date	LIBOR
31/01/90	8.43750	30/04/93	3.3125	31/07/96	5.88280	29/10/99	6.12000
28/02/90	8.43750	31/05/93	3.5000	30/08/96	5.77340	30/11/99	6.06380
30/03/90	8.68750	30/06/93	3.5000	30/09/96	5.73440	31/12/99	6.13130
30/04/90	8.87500	30/07/93	3.5000	31/10/96	5.56640	31/01/00	6.28880
31/05/90	8.50000	31/08/93	3.4375	29/11/96	5.54300	29/02/00	6.33130
29/06/90	8.37500	30/09/93	3.3750	31/12/96	5.60160	31/03/00	6.52630
31/07/90	7.93750	29/10/93	3.4375	31/01/97	5.68750	28/04/00	6.73130
31/08/90	8.12500	30/11/93	3.5000	28/02/97	5.68750	31/05/00	7.10500
28/09/90	8.31250	31/12/93	3.5000	31/03/97	5.93750	30/06/00	7.00000
31/10/90	8.06250	31/01/94	3.3750	30/04/97	6.00000	31/07/00	6.89380
30/11/90	8.25000	28/02/94	4.0000	30/05/97	6.00000	31/08/00	6.83000
31/12/90	7.63000	31/03/94	4.2500	30/06/97	5.90630	29/09/00	6.76000
31/01/91	7.13000	29/04/94	4.6875	31/07/97	5.80080	31/10/00	6.72000
28/02/91	6.88000	31/05/94	5.0000	29/08/97	5.84380	30/11/00	6.64000
29/03/91	6.56250	30/06/94	5.2500	30/09/97	5.84380	29/12/00	6.20380
30/04/91	6.19000	29/07/94	5.3125	31/10/97	5.78520	31/01/01	5.26250
31/05/91	6.19000	31/08/94	5.3125	28/11/97	5.91410	28/02/01	4.90750
28/06/91	6.43750	30/09/94	5.7500	31/12/97	5.84380	30/03/01	4.71000
31/07/91	6.25000	31/10/94	5.9375	30/01/98	5.62500	30/04/01	4.30250
30/08/91	5.81250	30/11/94	6.5625	27/02/98	5.69530	31/05/01	3.98000
30/09/91	5.56250	30/12/94	7.0000	31/03/98	5.75000	29/06/01	3.90880
31/10/91	5.31250	31/01/95	6.6875	30/04/98	5.81250	31/07/01	3.68880
29/11/91	4.87500	28/02/95	6.4375	29/05/98	5.75000	31/08/01	3.45250
31/12/91	4.25000	31/03/95	6.5000	30/06/98	5.78130	28/09/01	2.52250
31/01/92	4.31250	28/04/95	6.3750	31/07/98	5.75000	31/10/01	2.14625
28/02/92	4.37500	31/05/95	6.0000	31/08/98	5.59380	30/11/01	2.03000
31/03/92	4.50000	30/06/95	5.9961	30/09/98	5.24610	30/12/01	1.98125
30/04/92	4.25000	31/07/95	5.8750	30/10/98	4.97840	31/01/02	2.03375
29/05/92	4.18750	31/08/95	5.9063	30/11/98	5.14770	28/02/02	2.03000
30/06/92	4.00000	29/09/95	5.9453	31/12/98	5.06560	28/03/02	2.33000
31/07/92	3.62500	31/10/95	5.8750	29/01/99	4.97090		
31/08/92	3.56250	30/11/95	5.68750	26/02/99	5.12690		
30/09/92	3.18750	29/12/95	5.50780	31/03/99	5.06000		
30/10/92	3.56250	31/01/96	5.26560	30/04/99	5.04250		
30/11/92	4.00000	29/02/96	5.29690	31/05/99	5.24500		
31/12/92	3.6250	29/03/96	5.50000	30/06/99	5.65000		
29/01/93	3.4375	30/04/96	5.56250	30/07/99	5.70500		
26/02/93	3.3125	31/05/96	5.63280	31/08/99	5.91880		
31/03/93	3.3750	28/06/96	5.78910	30/09/99	5.96130		

Source: Bloomberg

The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 6 month USD LIBOR rate or any successor rate. The value of your investment may fluctuate. Results achieved in the past are no guarantee of future results.

02 MAY 20 AM10:1

Rabobank Nederland
Corporate Communication Staff Department

For information Jan Dost
Date 11 March 2002

Street address Croeselaan 18, 3521 CB Utrecht
Postal address P.O. Box 17100, 3500 HG Utrecht
Telephone (030) 216 24 11 / 06 53 14 98 77
Email j.p.k.dost@rn.rabobank.nl
Fax (030) 216 19 16(030) 216 19 16
Internet www.rabobankgroep.nl/persinformatie

Press information

Net profit up 8% in 2001

RABOBANK GROUP ACHIEVED REASONABLE RESULT

- Private sector lending up 10%
- Funds entrusted up 17%
- Assets managed and held in custody up 12%
- Insurance premium income up 15%
- Lease portfolio up 18%
- Commission income up 21%
- Net profit up 8%
- Number of members up 50%

Despite the economic slowdown, the Rabobank Group achieved a reasonable result. The retail banking operations and asset management business reported disappointing income owing to the sharp decline in investment activities. Results from wholesale banking, however, developed positively. The insurance and leasing operations can look back on a satisfactory and a good year respectively. The Group's balance sheet total grew by 6% to EUR 364 billion. The member recruitment campaign by the local Rabobanks progressed very well. The number of members rose by 275,000 to 825,000.

Volume of financial services

Banking	*change*	*volume*
Private sector lending	**+ 10%**	**€ 197 billion**
Funds entrusted	**+ 17%**	**€ 172 billion**
Investment		
Assets managed and held in custody	**+ 12%**	**€ 178 billion**
Number of securities and option orders	**- 35%**	**2.9 million**
Insurance		
Insurance premium income	**+ 15%**	**€ 3.9 billion**
- Life	**+ 16%**	**€ 2.8 billion**
- Non-life	**+ 13%**	**€ 1.1 billion**
Leasing		
- Lending portfolio	**+ 18%**	**€ 11 billion**

BANKING OPERATIONS

Lending

Private sector lending again achieved double-digit growth, rising 10% to EUR 197 billion. Private individuals, whose borrowing was up 14% from 13%, accounted for most of the increase. The main driver of borrowing by private individuals again was the housing market. Lending to trade, industry and services increased by 8% while lending to the agricultural sector was up 7% overall, with the primary agricultural sector accounting for 2% within that total. Total loans granted by Rabobank Group, including public sector lending and professional securities transactions, increased by 9% to EUR 209 billion.

Sharp rise in savings

The balance held on savings accounts rose by EUR 7 million to EUR 63 billion, up 13%. This significant increase is due to the unfavourable stock exchange climate in 2001. Clients preferred saving to investing. The total volume of funds entrusted (savings, professional securities transactions and other funds entrusted) advanced by 17% to EUR 172 billion.

Wholesale banking business

Rabobank Group's wholesale banking business, comprising Rabobank Nederland Corporate Clients, Rabobank International and Rabobank Nederland's Group Treasury, again achieved higher results, as in the previous year. The operating result rose by EUR 404 million to EUR 832 million. At Rabobank International, the corporate banking, investment banking and structured finance operations in particular contributed substantially to results. The sale of a number of venture capital participations likewise again contributed. Group Treasury achieved a significant increase in its results by responding well to interest rate changes on the international money and capital markets. The volume of lending by the wholesale banking business grew by EUR 3 billion to 48 billion, up 6%.

INVESTMENT

Sharp fall in the number of investment orders

The unfavourable stock exchange climate was reflected in a 35% decrease in the number of investment orders transacted for clients. A total of 2.9 million orders were transacted in 2001, as against 4.5 million in the previous year. The share of orders placed via the Internet increased to 38%.

Assets managed and held in custody up 12%

Assets managed and held in custody by Rabobank Group increased by 12% to EUR 178 billion. Assets managed and held in custody comprise the Group's own investment portfolio and the assets managed on clients' behalf. In 2001, the investment portfolio grew by 8% to EUR 60 billion. Assets managed on behalf of clients increased by 14% to EUR 118 billion. The EUR 8 billion asset decline caused by the negative trading results was more than offset by the EUR 17 billion increase in assets managed, which resulted from Robeco's acquisition of Harbor Capital Advisors and the new inflow of assets of EUR 5 billion.

INSURANCE OPERATIONS

Insurance premium income up 15%

Interpolis' premium income rose by 15% to EUR 3,926 million. Life premium income advanced by 16% to EUR 2,833 million. This growth was realised mainly in the first half of 2001 and resulted from an overflow from the high single premiums production at the end of 2000 as clients anticipated the new tax regime in the Netherlands. Interpolis' non-life business increased premium income by 13% to EUR 1,093 million.

Income from services

Income from services in the fields of pensions and industrial health and safety (health and safety and reintegration) increased significantly. Income for 2001 was EUR 223 million, compared with EUR 60 million in 2000. This increase is a direct result of the collaborative ventures entered into by Interpolis. Examples include the merger with

Relan, the co-operation arrangement with Van Spaendonck Pensioenen and the acquisitions of Commit Arbo and the Beon pension administration company. With these collaborative ventures Interpolis has laid the foundations for further growth of its activities in the fields of pensions and industrial health and safety.

LEASING

Loans portfolio

De Lage Landen, the expertise centre within Rabobank Group for vendor finance, leasing and trade finance, again strengthened its national and international position. Its total loans portfolio increased by 18% to EUR 10.6 (9.0) billion in 2001. Of this amount, EUR 2.3 billion related to the Netherlands, EUR 3.6 billion was attributable to activities of Vendor Finance Europe and EUR 4.7 billion to activities of Vendor Finance America.

CO-OPERATIVE

275,000 new members

A member recruitment campaign was launched in early 2001 with a view to having 1.2 million members at local Rabobanks by the end of 2003. Clients can become members of their local Rabobank and in that way exercise influence and have a say in services. In 2001, 275,000 new members were registered, boosting the number of members from 550,000 to 825,000, a rise of 50%.

DIRECT CHANNELS

Banking by telephone and the Internet

The popularity of banking via telephone and the Internet increased further in 2001. Clients of local Rabobanks are increasingly using these direct channels. Almost 60% of securities orders is now passed on through the Rabo Orderlijn (21%) or via the Internet (38%) and more than 50% of savings amounts is held on the Rabo Telespaarrekening (31%) or the Rabo Internetspaarrekening (21%).

RESULTS

Financial results

	change	*volume*
Income	**+ 9%**	**€ 8,434 million**
Operating expenses	**+ 7%**	**€ 5,834 million**
Net profit	**+ 8%**	**€ 1,291 million**
Return on equity		**9.8**
Total assets	**+ 6%**	**€ 364 billion**
BIS ratio		**10.5**
Tier I ratio		**10.2**

Income up 9%, operating expenses up 7%

Total income rose by 9% in 2001 to EUR 8,434 million. Interest income accounted for 60% of total income. Interest income increased by EUR 475 million to EUR 5,060 million. This 10% increase is in line with the growth in lending. Commission income rose by 21% to EUR 1,782 (1,467) million).

At 7%, the increase in operating expenses was lower than that of income. Operating expenses amounted to EUR 5,834 (5,459) million.

Net profit up 8%

After tax of EUR 578 million and third-party interests of EUR 192 million, net profit amounted to EUR 1,291 million, up 8% on 2000.

Financial targets

The increase in net profit by 8% is lower than the long-term target of at least 12%. Given the strong deterioration in market conditions, the net profit achieved is acceptable nonetheless. The Tier I ratio was 10.2, in comparison with Rabobank Group's own target of 10.0 and the minimum requirement of the external supervisors of 4.0. The return on equity came to 9.8%, in comparison with a target of 10.0%.

Prospects for 2002

On the basis of the current situation, and assuming no further deterioration in market conditions and a slight recovery of economic growth in the second half of 2002, Rabobank Group expects growth in net profit to be in line with that of 2001.

About the Rabobank Group

The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services. The Group consists of 369 independent local cooperative Rabobanks, which together have more than 850,000 members, and encompasses, besides its International Private Banking & Trust division, well-known subsidiaries such as Robeco (asset management, investment funds), Rabobank International (corporate and investment banking), De Lage Landen (vendor finance), Gilde Investment (venture capital), as well as , Interpolis (insurance, pensions and employment benefits), Schretlen and Co (wealth management, Effectenbank Stroeve (investment advice) and Rabo Vastgoed (real estate projects). The Group operates an international network of 137 branches and offices in 34 countries. The Rabobank Group holds triple A credit ratings from the major international rating agencies. In its Dutch home market, the Rabobank Group has nine million private and business customers and is market leader in virtually every area of financial services.

NOTES TO THE BALANCE SHEET

Rabobank Group's consolidated total assets grew by 6% to EUR 364 billion in 2001. The Tier I ratio amounted to 10.2 at the end of the year, and was thus slightly higher than the long-term target.

THE ASSETS SIDE OF THE BALANCE SHEET

10% increase in private sector lending

Rabobank Group's total lending rose during the year by 9% to EUR 208.6 (191.7) billion. Total lending consists of lending to the public sector, professional securities transactions and lending to the private sector. Of the increase in lending, EUR 18.1 billion was for the account of the private sector. This was 10% up, comparable to the increase in 2000. The private sector comprises private individuals, the agricultural sector and the trade, industry and services sector. Public sector lending changed little in 2001 at EUR 0.8 billion. The volume of professional securities transactions decreased to EUR 10.6 (11.7) billion.

Private individuals: sustained growth in lending

On balance, private individuals borrowed EUR 11.0 billion, or 14%, more than in 2000. The total volume of loans granted to this group of clients amounted to EUR 92.1 (81.1) billion. The largest portion, EUR 88.3 billion, related to mortgage loans. The developments in the housing market were the main driver of demand for loans to private individuals.

Trade, industry and services sector

Corporate clients in the trade, industry and services sector borrowed EUR 5.1 billion more in 2001 than at the end of 2000, an increase of 8%. Total loans granted to this sector amounted to EUR 73.5 billion.

Agricultural sector

Corporate clients in the agricultural sector borrowed 7% more on balance than in 2000. Total loans granted to the agricultural sector amounted to EUR 31.7 (29.7) billion. Of this total, EUR 15.8 (15.7) billion had been granted to the primary agricultural sector and EUR 15.9 (14.0) billion to the international food and agri-business sectors.

Lending by Group units

Of the total lending to the private sector of EUR 197.3 billion, EUR 137.9 billion (+11%) was granted by retail banking operations. The local banks were thus responsible for 70% of total lending. Wholesale banking accounted for EUR 45.1 billion (+8%), equal to 23% of total lending. The other units granted 7% of the Group's loans (+9%).

LIABILITY SIDE OF THE BALANCE SHEET

Funds entrusted increase 17%

Funds entrusted to Rabobank Group in 2001 increased by 17% to EUR 172 (147) billion. The item Funds entrusted is made up of savings, professional securities transactions and other funds entrusted. Professional securities transactions declined to EUR 8 (17) billion, and the Other funds entrusted increased to EUR 101 (74) billion.

Savings up 13%
Savings increased by EUR 7 billion, or 13%, to EUR 63 billion in 2001. This significant increase is due to the unfavourable stock exchange climate. In 2001, clients mainly transferred money to savings accounts rather than investing it in securities.

Increase in Group equity
Rabobank Group's reserves increased by EUR 1.8 billion to EUR 14.9 billion. This is due partly to the addition of Membership Certificates issued and to net profit, and partly to the write-downs in connection with the payment of goodwill. Group equity increased by EUR 2.3 billion to EUR 20.3 billion. In addition to reserves, this item comprises subordinated loans, the fund for general banking risks and third-party interests. Third-party interests increased by EUR 0.5 billion to EUR 3.7 billion.

Off-balance-sheet activities
Off-balance-sheet services include guarantees, irrevocable facilities and derivatives. The year-end amount of guarantees was EUR 9.6 (10.3) billion; the irrevocable facilities were EUR 25.7 (38.6) billion. The notional value of the derivatives outstanding was EUR 2,213 (2,086) billion. The credit risk incurred on these instruments is comparable to EUR 29.9 (25.2) billion in loans.

Tier I ratio: 10.2
The Tier I ratio and the BIS ratio are the most common ratios used in the financial world to measure capital adequacy. The Tier I ratio expresses the relationship between the core capital and the total risk-adjusted assets. At 31 December 2001 the Tier I ratio stood at 10.2 (10.3). This is slightly higher than the long-term target of 10.0. The minimum requirement set by the external supervisors is 4.0. The high capital adequacy ratio is one of the chief reasons for Rabobank Group's triple A rating.

Total risk-adjusted items increased by EUR 10.5 billion to EUR 152.8 billion. This increase was largely the result of the rise in lending. The Tier I capital increased by EUR 2.3 billion to EUR 17.0 billion. This increase was the outcome of the addition of net profit and the issue of Member Certificates on the one hand and the write-down in connection with the payment of goodwill on the other.

BIS ratio: 10.5
The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-adjusted assets. The BIS ratio came to 10.5 (10.6). This is considerably higher than the minimum requirement set by the external supervisors of 8.0.

The consequences for capital of the change in accounting policies for pensions implemented at 1 January 2002 have been taken into account when calculating the Tier I ratio and the BIS ratio for 2001. This change in accounting policy relates to accounting for pension charges
and one of its effects will be that Rabobank Group's pension charges will be more stable in relation to salaries with effect from 2002. As a result of this change in accounting policy, some EUR 1.4 billion will be written off to reserves with effect from 1 January 2002. In order not to overstate the solvency ratios, it has been decided to compute them as if this change in accounting policy had already been applied in 2001. Without this write-off to reserves the ratios would have been higher by 0.9, with a Tier I ratio of 11.1 instead of 10.2 and a BIS ratio of 11.4 instead of 10.5.

NOTES TO THE PROFIT AND LOSS ACCOUNT

Rabobank Group's net profit increased by 8% in 2001 to EUR 1,291 million. This is below the targeted increase of at least 12%. The unfavourable stock exchange climate was a significant factor.

INCOME

Total income rose by 9% in 2001 to EUR 8,434 million. Interest income accounted for 60% of total income.

Interest income

In 2001, interest income increased by EUR 475 million to EUR 5,060 million. This represents a 10% increase and is in line with growth in lending and in savings.

Income from securities and participating interests

Income from securities and participating interests totalled EUR 517 (759) million, EUR 242 million less than in 2000. Two important factors accounted for this decline. In 2000, this item included the gain of approximately EUR 100 million on the sale of Nedship Bank. Secondly, there were significant price gains in 2000 on shares held in the investment portfolio. Due particularly to last year's unfavourable stock exchange climate, such price gains were not realised to the same extent in 2001.

Commission income up 21%

Commission income increased by 21% in 2001 to EUR 1,782 (1,467) million. This is mainly due to increases in other commissions, including income from industrial health and safety services (health and safety services and reintegration) supplied by Interpolis. Commission on funds transfers, foreign exchange arbitrage and insurance activities have been a comparatively stable factor over the years. As a result of the unfavourable stock exchange climate, commission on asset management increased by only 3% and commission on securities brokerage declined by 30%.

Commission on industrial health and safety services

Interpolis increased its industrial health and safety services considerably last year. This is the direct result of the collaborative ventures it entered into during 2001. Commission on industrial health and safety services increased by EUR 163 million in 2001 to EUR 223 million. This accelerated growth is shown under the heading "other units" in the chart.

Securities brokerage

Securities brokerage is realised mainly by the local Rabobanks. The sentiment on the stock exchanges was unfavourable last year. This is directly visible in the trend of the number of client orders transacted. The number of securities and option orders declined by 38% in 2001 to 1.9 million. Securities brokerage decreased by 30%.

Asset management fees

Robeco is the competence centre for asset management within Rabobank Group. The greater part of asset management fees consists of management fees received from the investment funds. Asset management fees increased by 3% in 2001 to EUR 401 (391) million. This limited increase is the result of a smaller average volume of assets managed and held in custody on the one hand, and the adjustments of management fees on the other.

Results on financial transactions

Results on financial transactions were EUR 422 (314) million, 34% higher than in 2000. Results on financial transactions are realised mainly by the wholesale banking business.

Other revenue
Other revenue amounted to EUR 653 (635) million. This is 3% more than in 2000. Other revenue includes underwriting results on Interpolis insurance contracts.

EXPENSES
While income increased by 9%, operating expenses rose by 7%, to EUR 5,834 (5,459) million. Staff costs account for 59% of operating expenses.

Staff costs
Staff costs increased by 11% in 2001 to EUR 3,434 (3,099) million. This increase resulted from both an expansion of the workforce and salary increases. Rabobank Group's workforce grew by 2,462 FTEs to 52,173 FTEs in 2001. Half of the increase was due to acquisitions and the other half was due to organic growth as a result of increased activities. As in 2000, staff numbers in local Rabobanks showed a limited increase.

Other administrative expenses and depreciation
Other administrative expenses rose by 8% to EUR 2,032 (1,886) million. Depreciation of buildings and fixtures and fittings was down 22% to EUR 368 million.

Value adjustments to receivables
This item is used to account for loan losses. Value adjustments to receivables are determined by Rabobank Group by way of a general provision based on a long-term weighted average of the actual losses expressed as a percentage of outstanding loans, with the most recent years carrying the most weight. In 2001, the item Value adjustments to receivables increased by EUR 120 million to EUR 480 million. This increase is mainly due to the worsened economic conditions and, to a limited degree, increased lending.

Value adjustments to financial fixed assets
Value adjustments to financial fixed assets were EUR 59 (9) million in 2001. This increase is mainly due to write-downs of participating interests.

Net profit
After taxes of EUR 578 (507) million and third-party interests of EUR 192 (179) million net profit amounted to EUR 1,291 million, a rise of 8% on 2000. This percentage is below Rabobank Group's long-term target. Given the sharp market deterioration, the result is nevertheless acceptable. The net profit has been added almost in full to reserves to strengthen the financial basis for further development of Rabobank Group and to realise customer value in the future.

OPERATING RESULT BY GROUP ACTIVITY

Rabobank Group's operating result (income less operating expenses) for 2001 was EUR 2,600 (2,301) million, 13% higher than in 2000. Rabobank Group's operating result is achieved by six activities.

Operating result by Group activity


in EUR million
1400
1200
1000
800
600
400
200
0
-200
+0%
+94%
-58%
-3%
+50%
2000
2001
Retail banking
Wholesale banking
Asset management
Insurance
Leasing
Other

Retail banking business
In 2001, the result of retail banking increased marginally to EUR 1,252 million. This was mainly due to a sharp decline in the number of securities orders. As a result, securities commission declined and there was only a slight net increase in income. Also, the retail banking business has not yet been sufficiently successful in actually performing services via direct channels (Internet and telephone) more efficiently. Staff numbers in local Rabobanks still showed a slight increase in 2001. While income increased by 7%, expenses rose by 10%.

Wholesale banking business
Wholesale banking almost doubled its operating profit in 2001. The result increased by EUR 404 billion to EUR 832 billion. The corporate banking, investment banking and structured finance activities of Rabobank International made a particularly strong contribution to the result. Sales of venture capital participations too, made another substantial contribution to the result. Because Group Treasury responded well to interest developments in the international money and capital markets, it realised a significant result increase.

Asset management
Asset management activities suffered considerably from the unfavourable stock exchange climate in 2001. The venture capital results from Weiss, Peck & Greer and the transaction fees from investment funds in particular were considerably lower than in 2000. Gross profit from asset management activities fell by 58% to EUR 116 (275) million. This significant decrease follows two years of exceptional growth in operating results.

Insurance business
The insurance subsidiary Interpolis achieved normal growth in its activities in 2001. However, the unfavourable stock exchange climate led to losses on the investment portfolio. As a consequence, operating result declined by 3% in 2001 to EUR 201 (206) million.

Leasing
The result from leasing activities of De Lage Landen rose by 50% to EUR 215 (143) million. This includes the positive effect of capital restructuring. Adjusted for this restructuring, the increase is 23%.

Other units
The results from the units included in other units fell by EUR 19 million in 2001 to a loss off 16 million.

CONSOLIDATED BALANCE SHEET
at 31 December 2001 (after profit appropriation)

(in EUR millions)		2001		2000
Assets				
Cash		3,736		3,086
Short-term government paper		5,311		7,362
Professional securities transactions	*28,359*		*28,485*	
Other banks	*11,719*		*9,879*	
Banks		40,078		38,364
Public sector lending	*761*		*823*	
Private sector lending	*197,262*		*179,137*	
Professional securities transactions	*10,591*		*11,706*	
Lending		208,614		191,666
Interest-bearing securities		78,680		73,610
Shares		12,556		15,850
Participating interests		156		567
Property and equipment		3,756		3,392
Other assets		4,365		2,590
Prepayments and accrued income		6,367		6,433
Total assets		**363,619**		**342,920**

(in EUR millions)		*2001*		*2000*
Liabilities				
Professional securities transactions	*17,076*		*28,429*	
Other banks	*62,938*		*55,462*	
Banks		80,014		83,891
Savings	*63,060*		*55,575*	
Professional securities transactions	*8,485*		*17,239*	
Other funds entrusted	*100,629*		*73,891*	
Funds entrusted		172,174		146,705
Debt securities		58,514		49,887
Other liabilities		12,258		22,862
Accruals and deferred income		4,187		6,844
Provisions		16,173		14,753
		343,320		324,942
Fund for general banking risks	*1,679*		*1,666*	
Subordinated loans	*52*		*53*	
Reserves	*14,914*		*13,108*	
Third-party interests	*3,654*		*3,151*	
Group equity		20,299		17,978
Total liabilities		**363,619**		**342,920**
Contingent liabilities		9,652		10,292
Irrevocable facilities		25,674		38,583

CONSOLIDATED PROFIT AND LOSS ACCOUNT for 2001

(in EUR millions)		2001		2000
Income				
Interest income	*20,020*		*18,408*	
Interest expense	*14,960*		*13,823*	
Interest		5,060		4,585
Income from securities and participating interests		517		759
Commission income	*1,996*		*1,659*	
Commission expense	*214*		*192*	
Commission		1,782		1,467
Results on financial transactions		422		314
Other income		653		635
Total income		8,434		7,760
Expenses				
Staff costs	*3,434*		*3,099*	
Other administrative expenses	*2,032*		*1,886*	
Staff costs and other administrative expenses		5,466		4,985
Depreciation		368		474
Operating expenses		5,834		5,459
Value adjustments to receivables		480		360
Value adjustments to financial fixed assets		59		9
Addition to fund for general banking risks		-		52
Total expenses		6,373		5,880
Operating profit before taxation		2,061		1,880
Taxation on operating profit		578		507
Operating profit/Group profit after taxation		1,483		1,373
Third-party interests		192		179
Net profit		**1,291**		**1,194**

Key figures

	2001	2000	1999	1998	1997
Volume of services (in EUR millions)					
Total assets	363,619	342,920	281,218	249,718	194,222
Private sector lending	197,262	179,137	161,074	129,554	117,569
Funds entrusted	172,174	146,705	127,527	114,826	98,307
Assets managed [1]	177,800	159,000	139,800	124,100	83,700
Premium income, insurance	3,926	3,417	2,867	2,485	2,168
Financial position and solvency (in EUR millions)					
Reserves	14,914	13,108	11,867	10,381	9,708
Tier I capital	16,976	14,653	13,007	11,817	11,113
Tier I + Tier II capital	17,426	15,093	13,650	12,660	11,947
Total risk-weighted assets	152,812	142,278	129,801	114,445	107,163
Tier I ratio	10.2	10.3	10.0	10.3	10.4
BIS ratio	10.5	10.6	10.5	11.1	11.1
Profit and loss account (in EUR millions)					
- Interest	5,060	4,585	4,499	3,781	3,542
- Commission and other income	3,374	3,175	2,307	2,051	1,738
Total income	8,434	7,760	6,806	5,832	5,280
Operating expenses	5,834	5,459	4,826	4,099	3,730
Value adjustments to receivables	480	360	350	340	254
Value adjustments to financial fixed assets	59	9			
Addition to the Fund for general banking risks		52	100		
Operating profit before taxation	2,061	1,880	1,530	1,393	1,296
Taxation on operating profit	578	507	423	401	395
Third-party interests	192	179	87	56	36
Net profit	1,291	1,194	1,020	936	865
Ratios					
Return on reserves	9.8%	10.1%	9.8%	9.6%	9.8%
Efficiency ratio	69.2%	70.4%	70.9%	70.3%	70.6%
Other data (numbers of)					
Member Banks	369	397	424	445	481
Offices:					
- branches	1,648	1,727	1,795	1,797	1,823
- agencies	455	548	610	629	654
Cash dispensing machines	2,889	2,676	2,546	2,430	2,268
Foreign offices	137	142	147	150	112
Employees:					
- total number	58,120	55,098	53,147	49,465	44,667
- full-time equivalents	52,173	49,711	48,224	45,310	40,927
Members (x 1,000)	825	550	510	515	525

General: The figures relating to group entities will not always correspond with Rabobank Group totals due to consolidation effects.

[1] As a result of a change in definition, assets under management can no longer be compared with amounts disclosed in previous financial statements. The assets under management consist of assets managed for customers and the group's investment portfolio.

Press releases

Strategic alliance between Bank Sarasin & Co and Rabobank
March 4 2002

The Dutch Rabobank-Group, of the Netherlands, and Bank Sarasin & Co, the Swiss private bank have agreed to form a strategic alliance to promote the further development of their international private banking activities. As part of this partnership Rabobank is integrating its international private banking units in Switzerland, Luxembourg, Guernsey and Asia (Hong Kong and Singapore) into the Sarasin Group as a non-cash contribution. In its own name and under its corporate responsibility, Bank Sarasin & Co. is thereby also taking over the management of the worldwide Private Banking avtivities of the Rabobank Group.

In return, Rabobank is acquiring a 28 percent stake in Sarasin's equity capital. Bank Sarasin & Co is being converted from a limited partnership with shares (Kommandit- AG) into a pure joint-stock company. To facilitate Rabobank's participation, Sarasin is carrying out a capital increase by issuing new B shares without subscription rights for existing B shareholders. In addition, Rabobank is acquiring a call option on 100 percent of Eichbaum Holding AG, the entity through which Sarasin's partners hold their ownership interests in the bank. This option runs over a period of seven years.

For Sarasin, this strategic alliance with a first-class, heavily capitalized partner represents a further step in the internationalization of its core competencies; the alliance also helps to secure Sarasin's future in an increasingly hard- fought competitive environment.

For Rabobank, the capital- backed partnership with a traditional Swiss private bank, will allow it to build private banking into a high-growth strategic business area and thus into a further pillar of success within its range of services. On a consolidated basis, the new Sarasin Group has assets under management of CHF 56 billion (EUR 37.4 billion).

The integration of Rabobank's private banking units into the Sarasin Group will facilitate a substantial strengthening of international client servicing capabilities. Furthermore, after taking restructuring costs into account, it will generate savings equivalent to 15 percent of pro forma annual profit which will impact on the bottom line from 2003.

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

About Bank Sarasin & Co.

Bank Sarasin & Co. is a leading Swiss private bank that can look back on more that 160 years of history. Its core business is advising discerning private clients and managing their assets on an international basis. Its range of services also includes institutional asset management, investment trusts, corporate finance, brokerage, financial analysis and investment funds. The Sarasin Group has its headquarters in Basel (Switzerland) and employs around 850 people.

About Rabobank Group

Apart from some state-backed institutions, the Rabobank Group is currently the only international banking group in the world that holds the highest "triple- A" rating from all the major rating agencies. This extremely stable, well- capitalized provider of comprehensive financial services is very firmly anchored both in its home market of the Netherlands and internationally. From its approximately 1,650 outlets in the Netherlands and 142 branches in 38 countries, the bank's 58,000 employees serve 9 million clients. At the end of the 2001 financial year, the Group had total assets of CHF 530 billion and equity capital of around CHF 22 billion. Via its Robeco subsidiary, the Rabobank Group is one of the world's leading providers of investment funds, with fund assets of CHF 155 billion.

Further information:

Bank Sarasin & Cie:
Felix Rudolf von Rohr Tel. 0041 (0) 61 277 7926

Corporate Communications
Rabobank Nederland:
Roel van Veggel Tel. 0031 30 216 8766
Director Communications

Please note:
The transaction will be presented in Basel at today's ordinary press and analysts conferences of Sarasin as follows:

10.15 am press conference
2.00 pm analysts conference

Senior representatives from both banks will address the relevant issues. The conferences will be held at the corporate headquarters of Bank Sarasin & Co, Elisabethenstrasse 62 in Basel.

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